TAG Oil Files First Quarter 2008 Results

Vancouver, British Columbia – August 30, 2007 – Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Company has filed its first quarter 2008 financial statements along with the accompanying management’s discussion and analysis as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically through the SEDAR system at www.sedar.com or through the Company’s website at www.tagoil.com.

Summary of selected financial information:
TAG started the 2008 fiscal year with $13.43 million in cash and cash equivalents and ended the first quarter with $10.15 million at June 30, 2007 with the decrease in cash for the quarter resulting materially from capital expenditures related to the Cheal oil field development plan. TAG does not have any exposure to asset-backed commercial paper as all of the Company’s invested cash balances are invested in highly rated liquid instruments with a large financial institution. Shareholders equity at quarter end was $39.24 million (March 31, 2007: $40.13 million).

During the quarter TAG recorded $893,499 in production revenue from the Cheal oil field from the production of 36,434 barrels of oil gross (TAG net: 11,112 barrels) with daily production rates averaging approximately 400 barrels of oil gross per day. Subsequent to quarter end the Cheal production facilities have been fully commissioned and the field, is currently producing from four wells at approximately 850 barrels of oil per day gross, using a combination of temporary production on the Cheal B site and the permanent production facilities on the Cheal A site.

The loss recorded for the quarter was $911,763 (0.01 per share) and included production revenue of $893,499 and production costs and royalties amounting to $261,588 and $40,738, respectively. Significant contributors to the loss included a foreign exchange loss of $551,244 related to fluctuations of currency on hand and general exploration costs of $340,810 that relate to the remaining costs of certain exploration permits that were written-off during the 2007 fiscal year. General and administrative costs for the quarter amounted to $383,961 which is a reduction of $77,843 when compared to the comparable quarter last year.

Commenting on the quarterly results Garth Johnson, incoming Chief Executive Officer, said: “We are satisfied with the progress made at Cheal during the quarter and are looking forward to increases in production rates and efficiency now that the Cheal production station has been fully commissioned. Going forward TAG faces a number of challenges that relate to costs of exploration and development and our reduced working capital balances resulting primarily from significantly higher than projected costs to develop the Cheal oil field. However that being said, a number of opportunities remain available to TAG in New Zealand and we have taken steps to adapt to the challenges and to preserve our capital by reducing costs, adjusting our risk profile and by taking a hard look at our oil and gas interests to ensure any future development and exploration programs reflect our new risk profile. We are reviewing all of the strategic alternatives available to TAG so we can maximize the value of Cheal and our other assets for our shareholders.”

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki and East Coast Basins of New Zealand.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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